

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via E-mail
Joseph P. Payne
President and Chief Executive Officer
Eloqua Limited
1921 Gallows Road, Suite 250
Vienna, VA 22182

> **Re:** **Eloqua, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 31, 2012**
> **File No. 333-176484**

Dear Mr. Payne:

We have reviewed the above-referenced filing and the related response letter dated May 31, 2012 and have the following comment. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 22, 2012.

Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2011

(8) Stockholder's Equity

Exchangeable Common Stock, page F-24

1.   We note your response to prior comment 3 that if a holder does not execute certain documents including a joinder to the Company's stockholders agreement, you have the option (but not the obligation) to redeem the shares of exchangeable common stock for cash instead of common stock. Please confirm that in all instances when a holder does not execute certain documents, the Company may issue common shares and not be in violation of any agreements with existing common shareholders, or any laws or regulations. Further, please confirm that it is not probable that the Company will deliver cash to satisfy the redemption obligation relating to the exchangeable common stock.

   You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

            Sincerely,

            /s/ Maryse Mills-Apenteng

            Maryse Mills-Apenteng
            Special Counsel

cc: Via E-mail
   Christopher J. Austin, Esq.
   Goodwin Procter LLP